Mail Stop 4-6


								October 7, 2004

Mr. Sundaresan Raja
Airbee Wireless, Inc.
President and Chief Executive Officer
9400 Key West Avenue
Rockville, MD 20850-3322

	RE:	Airbee Wireless, Inc.
		Form 10-SB
		Filed August 27, 2004
		File Number: 0-50918

Dear Mr. Raja:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. As appropriate, please amend your Form 10 and respond to these comments within 10 business days or tell us when you will provide us with a response.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-SB

General
1. Please disclose that the Company is filing this Form 10-SB on a voluntary basis and explain the reason(s) for the filing.
2. Please note that your registration statement will become effective by operation of law 60 days after it was filed. Once a registration statement becomes effective, you are responsible for filing quarterly and other reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to review your registration statement after the effective date.
3. Discuss the effect of the reporting obligation with the Commission on Airbee.
4. We note that your web site, www.airbee.com, includes pictures of PDAs and cars that presumably will be the types of products that will utilize your products. However, it does not appear that your products are used in any products currently for sale. Also, it does not appear that you have agreements to use your products in any of the items pictured on your web site. Accordingly, the information on your website appears to be inconsistent with your registration statement. Please revise your registration statement to reflect a consistent presentation of the information on your web site or supplementally advise of the basis for the information on your web site.
5. We note that certain of your press releases have been prepared by the WSSCR. We also note that the WSSCR has been hired as a consultant and has been paid by a third party for the publication and circulation of these press releases. Supplementally identify the third party that paid the WSSCR for the publication and circulation of the press releases. Also, tell us the relationship of this third party and the compensation that has been paid to the WSSCR.

PART I

Item I.  Business, p.1

General
6. The discussion relative to your product and your present and proposed activities should be revised to provide disclosure of the specific product you have developed, the precise activities to be engaged in, each material event or step required in the start-up operations until revenues are generated, the material risks, conditions or contingencies to the achievement of those events or steps and the manner for conduct of business following commencement of operations. For each present or proposed activity, please furnish a timetable for the commencement of revenue generating activity. In this regard, we note that it does not appear that Airbee`s products are currently used in any existing products. Rather, it appears that you have working models of your products that are not yet compatible with any hardware platforms. Please revise your disclosure to clearly state the stage that your products are in and the events that need to take place for Airbee to be in a position to commence purchase orders. This disclosure should include both development and financial requirements.
7. Please provide the location of Airbee`s website.
8. Please consistently present your stock and par value information on a post-split basis. Also, disclose that you are using calculations that take into account the effect of the stock split.
9. We note that Airbee acquired Connexus Technologies and its wholly owned subsidiary in October of 2002. Please disclose additional facts regarding the background of the acquisition. For example disclose the purpose of the acquisition and its material terms. See Item 101(a)(3) of Regulation S-B. We assume that there was no affiliation between Airbee and Connexus Technologies, please supplementally confirm.
Also, revise your Item 701 disclosure to include all requirements including the exemption relied upon for the Connexus acquisition and the facts that make the exemption available.
Products, p. 2
You disclose that you can leverage the widespread market awareness created by Bluetooth but offer similar products at less than half of the cost, three times the operating range and better reliability. Please explain the basis for your belief. You should provide specific support for each claim, including the basis of your belief in light of the fact that you only have product models. Similarly, you disclose that your products are highly customizable, consistently reliable, have a very compact software code size and are platform agnostic. Specifically explain the basis for your disclosure, including disclosure to support your claim that you products are highly customizable and consistently reliable.
10. We refer you to the UltraLite Product Portfolio table on page 2. Please revise to more clearly explain the purpose of the table and information it is trying to convey. For example, explain how the peer-to-peer and Star protocols function. Also, explain the term "completed," in light of the fact that you are in the process of placing your software onto several hardware platforms.
11. We note that you refer to ZigBee-compliant programs throughout the "Business" section. However, you disclose in the UltraLite Product Portfolio table on page 2 that that your ZigBee enabled protocols are in development. Please revise to reconcile your statements. Which of your products are currently ZigBee-compliant? Also, considering you are still developing the ZigBee enabled protocols, explain the basis for your belief that your products will have similar battery life to other ZigBee compliant products.
12. We refer to the expected application areas on page 3 and 4. To the extent that Airbee does not have specific plans to develop within these application areas, your disclosure appears to be speculative. Your disclosure regarding the application areas in which your products will be applied should be consistent with the budget discussed in your plan of operations.

Business Strategy Evolution, p.5
13. We refer you to prior comment 6. Please provide support for the statement that your "products are better, faster and less expensive than [y]our competitors products" and the bullet points that follow. For each bullet point, explain the basis for your belief that your statements are currently accurate. For example, how did you determine that Airbee`s products are 60% less expensive than comparable alternatives? Which comparable alternatives are you referring to? Where did you compile this information to make your calculations and draw your conclusions? Also, supplementally provide support that Airbee`s models are 22 times faster than Bluetooth.
14. You state a reliance on "the quality assurance programs and internal monitoring of quality control of our customers." Please discuss your quality assurance programs in light of the fact that it does not appear that microprocessor manufacturers and OEM manufacturers are currently using your products.

Competition, p.5
15. You compare your products to Bluetooth in numerous part of your registration statement. However, you disclose that you only have two direct competitors. Please disclose the basis for your belief and reconcile your disclosure. Do you believe that the market for licensing ZigBee-complaint applications is not convergent with the licensing of Bluetooth technology? If so, advise why your "Business" section refers to Bluetooth technology in many respects. Also, please discuss in greater detail your relative position in the current market in which you operate and your methods of competition. See Item 101(b)(4) of Regulation S-B.

Research and Development, p. 5
16. You disclose that $1.4 million was spent on product development, however, the financial statements disclose that only $108 thousand had been expensed as research and development. Reconcile these amounts. Additionally, the compensation and professional fees expense caption on your statement of operations should be removed and those expenses should be allocated among cost of sales, research and development, and selling, general and administrative expenses.
Intellectual property, p. 5
17. You indicate success is dependant on your "unique technology some of which is patent pending and some of which has yet to be filed for patent protection." Please further describe any other patents held by your company besides the "first patent." Please confirm there are no additional patents pending and if applicable provide more details on anticipated patents.
18. Please supplementally advise that your product models do not utilize any of Mr. Satagopan`s eight published patents. In this regard, confirm you have no agreements with Mr. Satagopan`s concerning any of his eight published patents.

Governmental Approvals, p.6
19. Please supplementally advise what vendor/vendee dynamic occurs that ensures licensees or OEMs will be responsible for any government approvals. What change in conditions or relationships might require Airbee to obtain requisite governmental approvals?

Item 2. Management`s Discussion and Analysis or Plan of Operation, p.6

Overview, p. 6
20. Your disclosure indicates that you have signed several licensing and joint development agreements with prospective clients and are in the process of placing your software onto five different hardware platforms. In conjunction with comment 27 please expand on these relationships by including a more detailed discussion that, if material contains discussion points including the following:
a. What services will you provide to them and they to you? Are there any agreements for the provision of any hardware, technical support, consulting, and marketing?
b. What are the material terms? Are there any covenants or other arrangements that would affect capital expenditures?
c. Supplementally confirm that these agreements are not material and would not need to be attached as an exhibit.
21. Please also confirm that you do not have any plans, proposals or arrangements for any material acquisitions in the next twelve months or specific agreements for new sources of funding.

Results of Operations, p. 7
22. Your disclosure states no "material changes to the financial condition of the Company between Fiscal 2002 and Fiscal 2003." Your balance sheet indicates a nearly seven hundred thousand dollar increase in net loss on similar revenues. Please reconcile the disclosures.
23. Your disclosure indicates alterations in revenues due to termination of your third party consulting endeavors. Please describe the nature of the consulting, including any consulting for current customers, or interested parties. Investors should have a clear understanding of the operation of your business to date as well as your anticipated operations in the future.
24. Your disclosure in this section states, "Non-operating expenses of $411,712 were incurred with the private offering pursuant to the Securities Act of 1933, Rule 504 of Regulation D." However, in your statement of cash flows, it appears that you list the same expense as an inflow from operating activities. Further, the amount does not appear to be recorded as a non-operating expense in your financial statements of operations. Supplementally advise and revise your disclosure to reconcile with your financial statements.

Liquidity and Capital Resources, p. 7
25. We note nowhere in your disclosure is a statement that cash would be sufficient for you to continue your operations for at least the next twelve months. Please disclose how you will be able to continue your operations for such period with the $119,629 that you currently have. In this regard, you should clearly disclose the funds needed over the next 12 months. We note that since inception that you have had negative cash flows to date. Please provide detailed disclosure regarding your plan of operation, which should consider the possibility that you receive minimal additional funding. Your plan of operation should explain each present and proposed activity and the precise activities to be engaged in, each material event or step required in the start-up of your operations until revenues are generated and the conditions or contingencies to the achievement of those events. This disclosure should include a discussion of the relationship between the development of your products or services, marketing of each product or service and the number of employees you hire and the additional funds you receive over the next 12 months.
See Item 303(a) of Regulation S-B.
26. In conjunction with comment 21, you should provide the financial ramifications of the several licensing and joint development agreements. Please provide a detailed accounting of the costs necessary to complete the development and what related revenue enhancements and associated expenditures will result. Also, please update this information as of the soonest practicable date to filing your amended form as we are now well into the third quarter of 2004.
27. Please disclose how the current and future development of Ultra Wide Band products will affect the company`s plan of operation.
28. Your disclosure discusses hiring "additional marketing personnel" to cover varied geographic markets. Are new hires contractors? Where will the basis of operations be? Will these hires be in addition to the three anticipated hires mentioned in the previous statement.
29. Please coordinate your disclosure on the discussion for "meaningful injection of growth capital" with your disclosures on Liquidity and Capital Resources. Please describe the possible sources of additional capital.
30. Please elaborate on your relationship with and the nature of investment by Dolphin Bay Capital, Inc. Your disclosure indicates you are currently in default with regards to this loan arrangement. Do you anticipate sources of additional financing? In light of your current default, what are the current and future repercussions from your default?
31. A prior press release indicates a commitment of one million dollars for the property in Chennai, India. How will the expiration of the lease and the employment of 60 engineers by year-end effect commitments and what renovations and improvements are ongoing?
32. Please also indicate any known trends that are likely to have a material impact on liquidity. Specifically, we do not see any disclosures describing the effects of servicing your loan arrangements on capital liquidity. See Item 303(b)(i) of Regulation S-B.

Item 3.  Property, p. 7
33. Please disclose any future plans for renovations pursuant to Item 102(c) of Regulation S-B.
34. It appears as if you calculated that your building leases need not be disclosed. Supplementally confirm that you do not need to provide your leases as exhibits under Item 601(b)(10)(D) of Regulation S-B.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, p. 8
35. Please confirm the accuracy of the Shares Beneficially Owned column of the Beneficial Ownership Chart. It appears from your disclosures that directors and officers as a group own only 44,542,991 shares.

Item 5. Directors, Executive Officers, Promoters and Control Persons, p.9
36. Please supplementally confirm the accuracy of the disclosures concerning your directors` identities. As of September 12, 2004 your website lists Satya M. Akula, as a current outside director.

Item 6. Executive Compensation, p.11

Compensation of Directors, p.12
37. Please describe any compensation arrangements currently in effect or previously with directors. See Item 402(f) of Regulation S-B.

Employment Agreements, p.12
38. For each Employment Agreement in the material terms, please include more complete disclosure of the factors (e.g. EBITDA) that determine the annual bonus. Also include a description of bonus arrangements pursuant to financing achievements.
39. Please provide a standard manner for naming the President and Chief Executive Officer throughout the document as either as Mr. Raja or Mr. Sundaresan.
40. For Mr. Raja`s Employment Agreement material terms section please include a discussion of the terms of his non-compete.
41. Please also disclose if Mr. Raja has been serving in his role as director since his hire as Chief Executive Officer. Please supplementally confirm you have included all the information required by Item 103 of Regulation S-B.
42. What percentage of time will Mr. Sommerfeld allocate to his duties at Airbee and will such duties affect his role as an officer?

Code of Ethics, p. 10
43. What are the current intentions of the company concerning a business Code of Ethics? Your website appears to list a modified code of ethics. Please reconcile your disclosure with the information presented on your website.

Item 7.  Certain Relationships and Related Transactions, p. 14
44. Reconcile the individual amounts listed that are due from affiliates including the accrued interest because it does not equal the outstanding balance of $600,879 as of June 30, 2004, as disclosed here. Ensure that the amounts disclosed here reconciles to the footnote disclosures in the financial statements and that all relevant disclosures are included in those footnotes.

Item 8.  Description of Securities, p. 14

45. Your Stock Option Plan requires administration by disinterested persons on the Board but currently there are no outside directors. Please reconcile the requirements with your current board structure.
46. Please supplementally disclose the terms of the 700,00 warrants held by the former board member. Provide the same information for the 20,000 warrants held by an outside investor

PART II

Item 1.  Market for Common Equity and Related Stockholder Matters, p.
16
47. Your table sets forth the high and low sales prices for the common stock. Please follow the requirements of Item 201(a)(ii) and provide the high and low bid prices for your common stock.
48. Your disclosure indicates 772 stockholders. However, it does not appear that your Item 701 of Regulation S-B disclosure completely describes the process by which you issued shares to such a large number of stockholders. Please supplementally advise.

Item 2.  Legal Proceedings, p. 17
49. Please disclose the relief sought under the Buddy Brown action and in what State the action was commenced. See Item 103(a) of Regulation S-B.

Item 4.  Recent Sale of Unregistered Securities, p. 17
50. Please describe the services rendered in exchange for the 50,000 shares of your common stock issued to the Chief Executive Officer on August 4, 2003. Please also disclose the value of the services rendered in exchange for these shares.
51. On May 30, 2004 an independent director was issued 200,000 shares and 200,000 warrants for $44,000 investment. On August 22, 2003 an independent director was issued 200,000 shares and 500,000 warrants for $44,000 investment. Shares were valued at $.22 for both investments. Please explain the discrepancy.
52. Certain disclosures state "each" investor had access to information but indicate only one person was involved. Please confirm this information was only given to one person. Some other disclosures use investors when only listing one independent investor, or term shareholders with one shareholder please confirm the accuracy off all plurals.
53. Please provide detailed information as to the nature of the David Stocker Trust Account.
54. Please describe in greater detail the persons who invested pursuant the June 9, 2004 Private Placement Memo. See Item 701(b) of Regulation S-B.
55. Revise to include the 3,784,814 shares of common stock valued at $0.1138 per share for cash and services for a total value of $430,712. Disclose any restrictions or relationship with the investor. Describe the type of services received in exchange for the shares of common stock. Ensure that all transactions presented in the statements of stockholders` deficit reconciles to this disclosure.

PART III

Index to Exhibits, p. 19
56. Please conform the exhibit table to the format set forth in Form
I-A.
57. Please file Exhibit 3.2 Certificate of Amendment (forward split) [or form thereof] or indicate when you plan to file the amendment.

ACCOUTNING COMMENTS

 Independent Auditor`s Report, Page F-2
58. Confirm that your auditor is licensed to audit in the State of Maryland.
59. The auditor`s report titled should be revised to state "Report of Independent Registered Accounting Firm" instead of "Independent Auditor`s Report". See the illustrative reports listed in the appendix to Auditing Standard No. 1, References in Auditors` Reports to the Standards of the Public Company Accounting Oversight Board ("Auditing Standard No. 1") of the Sarbanes-Oxley Act of 2002.

Consolidated Balance Sheet, Page F-3
60. Pursuant to the Company`s articles of incorporation filed on August 9, 2002, the par value per share of the common stock is $.0001, however, the stockholders` deficit section of the balance sheets has $.001 listed as the par value of the common stock. Please reconcile. Be advised that the stock split should be presented retroactively. In this regard, the par value should be adjusted to reflect the split for all periods.
61. Related Party transactions should be separately identified and the amounts should be stated on the face of the balance sheet, income statement, and statement of cash flows (i.e., at a minimum such amounts should be cross-reference to applicable notes). In addition, footnote number 9 should provide more detail regarding the terms of these notes and the reasons for issuances. Revise.
62. The amount of goodwill and intangibles assets should be separately presented on the face of the balance sheet. See paragraphs 42 and 43 of SFAS 142.

Consolidated Statements of Operations, Page F-4

63. You have consulting revenues from software project services provided to third parties, however, you have not presented any corresponding amounts as cost of sales. Revise to separately identify any corresponding amounts related to cost of sales. Ensure that the cost of sales includes all related cost (i.e., stock-based compensation).
64. In accordance with SFAS 142, revise the presentation of the goodwill impairment loss to include this line item with operating expenses. See paragraph 43 of SFAS 142.
65. Revise the 2002 earnings per share amounts to give retroactive recognition to the stock split in accordance with SFAS 128.

Statement of Stockholders Deficit, Page F-6

66. Revise the audited and interim financial statements and other relevant sections of the filing to retroactively restate for the effect of the stock split.
67. Revise to show all shares of common stock issued for cash and services as separate line items in the Statement of Stockholders` Deficit. Ensure that your presentation complies with paragraph 11 (d) of SFAS 7.

Statement of Cash Flows, page F-7
68. Explain why the $127,974 charge was labeled as "Services provide for equity" instead of "Impairment of the Goodwill". Revise. Additionally, remove line items where there is no activity.
69. The effect of the "Net change in net assets in acquisition of Connexus" on operating assets should be included in the changes in operating assets.
70. Revise and separately disclose the amount of cash consideration paid and equity issued in connection with the acquisition of Connexus Technologies Pte. Ltd. In this regard, you should provide disclosure of non-cash investing and financing activity for this acquisition. See paragraph 32 of SFAS 95.

Note 1 - Organization and Basis of Presentation, Page F-9
71. Revise to disclose whether you operate in one or more operating segments. See paragraph 10 of SFAS 131. Ensure that you provide disclosures required by paragraphs 37 and 38 of SFAS 131.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation, Page F-9
72. Revise to clearly disclose your accounting policies for accounting for foreign currency translation. Explain how you have identified the functional currency. Indicate why the gain on foreign currency is reported in other-comprehensive income instead of in net losses. See Appendix A of SFAS 52.

Revenue Recognition, Page F-10
73. It appears that many of your sales for software arrangements will involve multiple elements. Tell us and revise your disclosure to describe all the elements that will be included in each type of sales transaction, such as product services, outsourcing, support, and software. Disclose the revenue recognition policy for each of the elements and the criteria you will consider in determining how to allocate and when to recognize revenue.
74. Tell us why revenue attributable to undelivered elements is based on the average the sales price rather than on the renewal rate for those elements. Indicate why the average sale price represents VSOE. See paragraph 10 of SOP 97-2.
75. Tell us how you will know when the OEM ships licensed products to its customers. Indicate that type of evidence of delivery obtained from the OEMs. Describe the procedures you have in place to ensure timely recognition of revenue.

Goodwill, Page F-12
76. Revise the heading to also refer to acquired intangible assets. Disclose when you will test for impairment (i.e., triggering events). Disclose how you will assess whether an impairment has occurred and how you will measure impairment (e.g., undiscounted cash flows, fair value). Additionally, clarify how you will test goodwill for impairment.
77. Revise the disclosure in the notes to the financial statements for the 2002 to include a description of the facts and circumstances leading to the impairment. Clearly indicate the nature of the impaired asset and the reasons for impairment. Ensure that disclosures comply with paragraphs 46 and 26 of SFAS 142 and 144, respectively.

Note 7 - Intellectual Property F-15
78. Describe in greater detail the acquisition of intangible assets during 2002 and 2003. Provide us a summary of the intangible assets that identifies the nature of each asset. For each year presented, please clarify the amount of software costs being capitalized in accordance with FAS 86, if any. Tell why no amortization expense appears in cost of sales for capitalized software costs.
79. Please clarify what intellectual property has been valued on the basis of the discounted cash flow method. It appears that analysis was performed to determine the fair value of the intellectual property, however, the intellectual property should be recorded at cost not fair value. Explain why this information has been included in the financial statements. Since this information is unaudited, it should be removed.

Note 8 - Acquisitions, Page F-15
80. Revise the disclosure to include the following as required by paragraphs 51 and 52 SFAS 141:
a. A brief description of the acquired Company and the percentage of voting interests acquired.
b. The primary reason for the acquisition, including a description of the factors that contributed to a purchase price that results in goodwill.
c. The period for which the results of operations are included in income/expense of the combined entity. The amount of cash actually paid for the entity. It is not clear from your disclosure how much cash was actually paid for the acquisition of Connexus Technologies Pte. Ltd.
d. The amount of contingent payments, options, or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur.
81. Tell us why financial statements were not provided for Connexus Technologies Pte. Ltd. Provide us with your significant test for the Connexus Technologies Pte. Ltd acquisition. See Item 310(c) of Regulation S-B. Alternatively, it appears that Connexus might be a predecessor company and therefore audited financial statements will be required from January 1, 2002 through August 8, 2002. If additional financial statements are required, consider withdrawing the Form 10-SB since it will automatically become effective 60 days from the date filed.

Note 11 - Stockholder`s Deficit, Page F-16
82. Tell us why the treasury stock in the cashless exercise of stock options was recorded at $0.50. Tell us how you are accounting for these exercises. Identify the literature that supports your accounting.
83. We noted that shares of common stock, stock options, and warrants appear to be issued at discounts from the fair market value of the common stock. Provide a schedule of common stock issued and stock options granted in chronological order as follows: a) the issuance date or grant date, b) the common stock holder or stock option holder,
c) the number of shares of common stock and/or stock options granted,
d) the price per share paid or exercise price, e) the fair value of the common stock on the issuance date or grant date, and f) the amount of deferred compensation expense recognized for each share of common stock, stock options and warrants. Tell us the objective evidence and analysis, which supports your rationale and determination of the fair market value at the different grant dates. Discuss the nature of any significant events that caused movements in the fair value of the common stock. The staff looks to objective evidence as the best support for the determination of fair market value. Examples of objective evidence include transactions with third parties involving issuances or repurchases of stock for cash.
84. In accordance with FAS 123, revise the disclosure for the stock option plan to include the following in each year an income statement is presented: a) a description of the vesting requirements, b) total compensation cost recognized in income for stock-based compensation, c) the weighted-average exercise price of options currently exercisable, and d) the weighted-average contractual life of the outstanding stock options.
85. Reconcile the total amount of warrants exercisable to the information contained in Part II: Item 4- Recent Sales of Unregistered Securities. Ensure that all the equity transactions reconcile to Part II: Item 4.
86. Revise the pro forma disclosures on a per share basis to give retroactive recognition to the stock split.

Note 12 - Commitments and Contingencies, Page F-18
87. Revise you commitments and contingencies note to include operating leases for facilities. Summarize the significant terms of the agreements.
88. Tell us if you are required to make any minimum payments under your agreement with the ZigBee Alliance. Summarize the significant terms of the agreements.

Note 13 - Going Concern, Page F-18
89. Revise your disclosure to include a more detailed discussion regarding management`s operating and financing plan. The disclosure should include a viable plan capable of removing the threat to the continuation of the business. Include your reliance on loans from related parties and their ability to continue to fund your operations. Address the use of equity securities to fund operations and your ability and the effects of using this consideration to pay for services. Revise your MD&A discussion to provide similar disclosures.

Note 14 - Subsequent Events, Page F-19
90. Tell us why the $569,288 for the 4,999,240 shares of common stock issued in January 2004 does not agree with the amount $999,848 listed in Part II: Item 4-Recent Sales of Unregistered Securities.

* * * *
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Morgan Youngwood at (202) 942-5531, or Stephen Krikorian, Accounting Branch Chief at (202) 942-4310, if you have any questions regarding comments on the financial statements and related matters. Please contact Adam Halper at (202) 842-5523, or Jeffrey Werbitt at (202) 942-1957 with any other questions.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc:	Brian A. Pearlman
	Adorno & Yoss
	350 East Las Olas Boulevard
Suite 1700
Fort Lauderdale, Florida 33301

Airbee Wireless, Inc.
Form 10-SB
Page 1